                                                                   EXHIBIT 12-3

MCN INVESTMENT CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

                                               Twelve Months            Twelve Months           Twelve Months
                                                   Ended                     Ended                  Ended
                                              December 31, 1997        December 31, 1996       December 31, 1995
                                              ------------------------------------------------------------------
EARNINGS AS DEFINED (1)(4)
Pre-tax income (2)                              $     51,892               $ 21,899                $  13,163
Fixed charges (3)                                     65,891                 41,628                   24,748
                                                ------------               --------                ---------
  Earnings as defined                           $    117,783               $ 63,527                $  37,911
                                                ============               ========                =========

FIXED CHARGES AS DEFINED (1)(4)
Interest, expensed                              $     64,434               $ 40,523                $  24,151
Interest, capitalized                                 15,002                  8,002                    5,895
Amortization of debt discounts, premium
  and expense                                          1,183                    982                      520
Interest implicit in rentals                             274                    123                       77
                                                ------------               --------                ---------

  Fixed charges as defined                      $     80,893               $ 49,630                $  30,643
                                                ============               ========                =========
Ratio of Earnings to Fixed Charges                      1.46                   1.28                     1.24
                                                ============               ========                =========

(1) Earnings and fixed charges are defined and computed in accordance with Item 503 of Regulation S-K.

(2) This amount represents the aggregate of (a) the pre-tax income from continuing operations of MCN Investment and its majority-owned subsidiaries, (b) MCN Investment's share of pre-tax income of its 50% owned companies, and (c) any income actually received from less than 50% owned companies.


(3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period.

(4) In June 1996, MCN completed the sale of The Genix Group, its computer operations subsidiary. For purposes of calculating the Ratio of Earnings to Fixed Charges, it has been classified as a discontinued operation and therefore excluded from the ratio for all periods presented.